                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d-1(b), (c), and (d) and
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                (Amendment No. 1)


                                     RHODIA
                           -------------------------
                                (Name of Issuer)


                 Ordinary Shares, nominal value EURO 1 per share
                 ----------------------------------------------
                         (Title of Class of Securities)


                                   762397107*
                 ----------------------------------------------
                                 (CUSIP Number)


                              December 5, 2003 (1)
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


                             |_| Rule 13d-1(b)
                             |X| Rule 13d-1(c)
                             |_| Rule 13d-1(d)

*This CUSIP number relates to American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of -the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages.)


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 CUSIP No. 762397107                 13G
           ---------
  ------------------------------------------------------------------------
    1.   Names of Reporting Person: Pargesa Holding SA

         I.R.S. Identification No. of Above Persons (Entities Only):

         00-000000
 -------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group
         (a)  [X]
         (b)  [ ]
  ------------------------------------------------------------------------
    3.   SEC Use Only

  ------------------------------------------------------------------------
    4.   Citizenship or Place of Organization

         Switzerland
  ------------------------------------------------------------------------
     Number of   5.  Sole Voting Power: -0-
       Shares
                 ---------------------------------------------------------
    Beneficially 6.  Shared Voting Power: -0-
      Owned By
                 ---------------------------------------------------------
        Each     7.  Sole Dispositive Power: -0-
     Reporting
                 ---------------------------------------------------------
    Person With  8.  Shared Dispositive Power: -0-

  ------------------------------------------------------------------------
    9.   Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

  ------------------------------------------------------------------------
   10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         [ ]
  ------------------------------------------------------------------------
   11.   Percent of Class Represented by Amount in Row (9):  -0-

  ------------------------------------------------------------------------
   12.   Type of Reporting Person: CO

  ------------------------------------------------------------------------

                                       2
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 CUSIP No. 762397107                   13G
          ----------
  ------------------------------------------------------------------------
    1.   Names of Reporting Person:  Groupe Bruxelles Lambert

         I.R.S. Identification No. of Above Person (Entities Only).

         00-0000000
  ------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group
         (a)  [X]
         (b)  [ ]
  ------------------------------------------------------------------------
    3.   SEC Use Only

  ------------------------------------------------------------------------
    4.   Citizenship or Place of Organization

         Belgium
  ------------------------------------------------------------------------

     Number of   5.  Sole Voting Power:  8,850,195
       Shares
                 ---------------------------------------------------------
    Beneficially 6.  Shared Voting Power:  -0-
      Owned By
                 ---------------------------------------------------------
        Each     7.  Sole Dispositive Power:  8,850,195
     Reporting
                 ---------------------------------------------------------
    Person With  8.  Shared Dispositive Power:  -0-

  ------------------------------------------------------------------------
    9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

         8,850,195
  ------------------------------------------------------------------------
   10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         [ ]
  ------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9):  4.936%

  ------------------------------------------------------------------------
    12.  Type of Reporting Person:  CO

  ------------------------------------------------------------------------

         This Amendment No. 1 amends the Statement on Schedule 13G (the "Schedule 13G") filed with the Securities and Exchange Commission by Pargesa Holding SA, a company organized under the laws of Switzerland ("Pargesa"), and Group Bruxelles Lambert, a company organized under the laws of Belgium ("GBL"), with respect to the Ordinary Shares, nominal value EURO 1 per share, represented by American Depositary Shares, of Rhodia.

Item 4.  Ownership.

         On December 5, 2003, GBL sold 699,805 shares of capital stock of Rhodia, and Pargesa sold 300,000 shares of capital stock of Rhodia, representing all of the shares of capital stock beneficially owned by Pargesa. After GBL and Pargesa's disposition of the shares of the issuer, GBL's stake in the issuer decreased to approximately 4.9%. This percentage amount is calculated based on the number of shares of Rhodia capital stock outstanding on December 31, 2002, as reported in Rhodia's Annual Report on Form 20-F for the year ended December 31, 2002.

Amount beneficially owned:

         Pargesa Holding SA                                              -0-

         Groupe Bruxelles Lambert                                 8,850,195
(a)      Percent of class:

         Pargesa Holding SA                                           0.000%

         Groupe Bruxelles Lambert                                     4.936%

(c)      Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote:

                  Pargesa Holding SA                                     -0- (1)

                  Groupe Bruxelles Lambert                        8,850,195

         (ii)     Shared power to vote or to direct the vote:

                  Pargesa Holding SA                                     -0-

                  Groupe Bruxelles Lambert                               -0-

         (iii)    Sole power to dispose or to direct the disposition of:

                  Pargesa Holding SA                                     -0- (1)

                  Groupe Bruxelles Lambert                        8,850,195

         (iv)     Shared power to dispose or to direct the disposition of:

                  Pargesa  Holding SA                                    -0-

                  Groupe Bruxelles Lambert                               -0-


                                       4
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Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 10. Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Notes:

(1) Due to its securities holdings, Pargesa Holding SA may be deemed to control Groupe Bruxelles Lambert and, as a result, be deemed to own beneficially 8,850,195 shares beneficially owned by Groupe Bruxelles Lambert. However, Pargesa Holding SA hereby disclaims beneficial ownership with respect to such shares.



                     [Signatures appear on following page.]


                                       5
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 11, 2003

                                        PARGESA HOLDING SA

                                        By:    /s/ Andrew Allender
                                           --------------------------------
                                        Name:  Andrew Allender
                                        Title: Chief Financial Officer


                                        GROUPE BRUXELLES LAMBERT

                                        By:    /s/ Ann Opsomer
                                           --------------------------------
                                        Name:  Ann Opsomer
                                        Title: Head of Legal and Tax Department


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the securities of the Issuer and further agree that this Agreement be included with or as an exhibit to such filing. The parties to the Agreement expressly authorize each other to file on each other's behalf any and all amendments to such statement.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement on December 11, 2003.

                                        PARGESA HOLDING SA

                                        By:    /s/ Andrew Allender
                                           --------------------------------
                                        Name:  Andrew Allender
                                        Title: Chief Financial Officer


                                        GROUPE BRUXELLES LAMBERT

                                        By:    /s/ Ann Opsomer
                                           --------------------------------
                                        Name:  Ann Opsomer
                                        Title: Head of Legal and Tax Department



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